UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [7 CFR 270.17f-2]

1.	Investment Company Act File Number: Date examination completed:
811-10475                                                                                                                               06-30-2009

2.	State identification number

AL X	AK X	AZ X	AR X	CA X	CO X
CT	DE	DC	FL X	GA X	HI
ID X	IL X	IN X	IA X	KS X	KY X
LA	ME	MD	MA	MI	MN X
MS	MO X	MT	NE X	NV X	NH
NJ X	NM	NY X	NC X	ND X	OH X
OK X	OR X	PA X	RI	SC	SD
TN X	TX X	UT X	VT	VA X	WA X
WV	WI X	WY	PUERTO RICO
Other (specify):

3.	Exact number of investment company as specified in registration statement: COUNTRY Mutual Funds Trust 333-68270

4.	Address of principal executive office (number, street, city, state, zip code): 1705 Towanda Avenue, Bloomington, IL 61701

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.  File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., and one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Ernst & Young LLP 875 East Wisconsin Avenue Milwaukee, WI 53202

Tel: 414 273 5900 Fax: 414 223 7200 www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Trustees
COUNTRY Mutual Funds Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that COUNTRY Growth Fund and the COUNTRY Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the “Act”) as of June 30, 2009.  Management is responsible for the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of June 30, 2009 and, with respect to agreement of security purchases and sales, for the period from March 31, 2009 (the date of the last examination) through June 30, 2009:

●	Confirmation of all securities held by institutions in book entry form with Depository Trust Company (for DTC eligible securities) and The Northern Trust (for non-DTC eligible securities);

●	Confirmation of all cash balances with the custodian bank;

●	Confirmation of all mutual fund holdings with the account representative of each fund complex;

●	Confirmation of all unsettled trades with the respective broker, and where replies were not received, performance of other appropriate alternative procedures.

●	Reconciliation of all such securities and investments to the books and records of the Funds and COUNTRY Trust Bank, N.A., the Custodian; and

●	Agreement of 5 security purchases and 5 security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

A member form of Ernst & Young Global Limited

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2009, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Milwaukee, Wisconsin
August 28, 2009

615 East Michigan Street PO Box 701 Milwaukee, WI 53201-0701 toll free (800) 245-2100 www.countrymutualfunds.com

August 28, 2009

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202

In connection with your audits of the statement of assets and liabilities, including the schedules of investments of COUNTRY Mutual Funds Trust, comprising the COUNTRY Growth Fund and COUNTRY Bond Fund (each a "Fund" and collectively the "Funds") as of June 30, 2009, and the related statements of operations for the year then ended, changes in net assets for the two years then ended, and the financial highlights for the five years then ended, we recognize that obtaining representations from us concerning the information contained in this letter is significant procedure in enabling you to form an opinion whether the financial statements and financial highlights present fairly, in all material respects, the financial position, results of operations, changes in net assets and financial highlights of the Funds in conformity with U.S. generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material.  Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Accordingly, we make the following representations, which are true to the best of our knowledge and belief:

Management's responsibilities

We recognize that, as members of management of the Funds, we are responsible for the fair presentation of its financial statements and financial highlights.  We believe the statements of financial position, operations changes in net assets, and financial highlights are fairly presented in conformity with U.S. generally accepted accounting principles applied on a basis consistent with that of the preceding periods.  We also recognize that, as members of management of the Funds, we are responsible for establishing and maintaining effective internal control.

We have made available to your representatives all financial records and related data.

We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

We have made available to your representatives all regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or non compliance with, or deficiencies in, rules and regulations or supervisory actions).

The Funds have complied with the provisions of their code of ethics.

Unrecorded audit differences

There are no unrecorded audit differences (including the effects of correcting or reversing prior year audit differences) relating to the current year financial statements.

Minutes and contracts

We have made available to you all minutes of the meetings of shareholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.  We also have made available to you all significant contracts, including amendments, and agreements and have communicated to you all significant oral agreements.  We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

The Funds have not entered into any agreements to permit other parties to engage in market timing in the Funds' shares (except as permitted by the Funds' prospectus) or trading in the Funds' shares in violation of forward pricing restrictions ("late trading").

We have no knowledge of any allegations of late trading or inappropriate market timing affecting the Funds.

Internal control

There are no transactions of a material nature, individually or in the aggregate, that have not been properly recorded in the accounting records underlying financial statements.

We are not aware of any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting.

Risks and uncertainties

There are no risks and uncertainties related to significant estimates and current vulnerabilities due to material concentrations that have not been disclosed in accordance with AICPA Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

Ownership and pledging of assets

The Funds have satisfactory title to all owned assets appearing in the statement of assets and liabilities, and there are no liens or encumbrances on such assets, nor has any asset been pledged.  All portfolio securities are marketable.

Receivables

Adequate provision has been made for losses, costs and expenses that may be incurred subsequent to the statement of assets and liabilities date in respect of trading, investing and financing activities that occurred prior to that date and for uncollectible accounts,  discounts and allowances, etc., that may be incurred in the collection of receivables (including due from brokers, repurchase agreements and net unrealized gains) at that date.

Financial instruments

Investment securities, derivatives and securities sold, but not yet purchased are stated at fair value as determined in accordance with U.S. generally accepted accounting principles and in accordance with the valuation methods set forth in the current prospectus and included in the Funds' valuation policies and procedures.  We are responsible for the estimation methods and assumptions used in measuring assets and liabilities reported or disclosed at fair value.  Our valuation methodologies have been consistently applied from period to period and we believe that the methods and significant assumptions used in our fair value measurements and disclosures were made in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements, and represent our best estimate of fair value as of the measurement date.

All Funds' investments during the period were made in accordance with the investment policies and restrictions stated in the current prospectus and statement of additional information.  The Funds complied with the provisions of the Investment Company Act of 1940, as amended (the Act), and the rules and regulations thereunder, and with the provisions of its prospectus and the requirements of the various Blue Sky laws under which the Funds operate.  The daily net asset value had been properly computed throughout the year for open-end funds in accordance with Rule 2a-4 of the Act and was correctly applied in the computation of daily capital stock sales and redemption transactions.

The Funds did not make any commitments during the year as underwriter, and did not engage in any transactions made on margin, in joint trading or in a joint investment account, or in selling short.

The Funds have complied with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, through the date of this letter, and intends to continue to so comply.  Additionally, the Funds have taken reasonable measures to properly identify all Passive Foreign Investment Companies (PFICSs) that it holds.

The Funds, except to the extent indicated in its financial statements, do not own any securities of persons who are directly affiliated with the Funds as defined in Section 2(a) (3) of the Act.

The following information about financial instruments with off-balance-sheet risk (such as swaps, forwards and futures) and financial instruments with concentrations of credit risk (whether from an individual counterparty or group of counterparties) has been properly disclosed in the financial statements as required under U.S. generally accepted accounting principles.

1.	The extent, nature, and terms of financial instruments with off-balance-sheet risk.
2.	The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.
3.	Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"

Tax positions have been reflected in the financial statements in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.  Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis that is mor likely than not to be realized upon settlement with the applicable taxing authorities with full knowledge of all relevant information.

We have adequately disclosed the total amount of unrecognized tax benefits including the amount that, if recognized, would affect the Funds' effective tax rate.  We also have adequately disclosed the nature of tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the balance sheet date, including the nature of the events that could cause other changes and if feasible, an estimate of the range of the reasonably possible changes.

Related party transactions

Transactions with related parties and other transactions with affiliates, as defined in Statement of Financial Accounting Standards No.57, Related Party Disclosures, and related amounts receivable or payable, including fees, commissions, sales, purchases, loans, transfers, and guarantees, have been properly recorded and /or disclosed in the financial statements.

Futhermore, except to the extent disclosed in the financial statements, the Funds:

    ●  Do not own any securities of directly or indirectly affiliated entities;
    ●  Have not received income from, or realized gain or loss on sales of, investments in or indebtedness of such affiliated entities;
    ●  Have not incurred expenses or managment or other service fees payable to such affiliated entities; and
    ●  Have not otherwise engaged in transactions with such affilated entities.

Arrangements with financial institutions

Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements have been properly recorded or disclosed in the financial statements.

Accounting support fees assessed by the PCAOB

We have no past due balances for accounting support fees owed to the Public Company Accounting Oversight Board (PCAOB) to fund the operations of the PCAOB and the Financial Accounting Standards Board.

Contingent liabilities

There are no unasserted claims or assessments, including those our lawyers have advised us of, that are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

There have been no violations or possible violations of laws or regulations in any jurisdiction whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

There have been no internal investigations or communications from regulatory agencies, such as the Securities and Exchange Commission or the the Internal Revenue Service, concerning investigations or allegations of noncompliance with laws or regulations in any jurisdiction, noncompliance with deficiencies in financial reporting practices, or other matters that could have a material effect on the financial statements.

There are no other liabilities or gain or loss contingencies considered material, individually or in the aggregate, that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5, nor are there any accruals for loss contingencies included in the statement of assets and liabilities that are not in conformity with the provisions of Statement of Financial Accounting Standard No. 5.

Oral or written guarantees

There are no oral or written guarantees, including guarantees of the debt of others.

In the normal course of business, the Funds have entered into contracts that provide a variety of indemnifications.  Any exposure to the Funds under these arrangements would involve future claims that may be made against the Funds.  The Funds' maximum exposure under these conditions is unknown.  No such claims have occurred, nor are they expected to occur and the Funds' expect the risk of loss to be remote.

Capital stock

The net asset value of each share class has been calculated in accordance with the Funds' prospectus and statement of addition information.

Purchase and sales commitments

There were no material commitments outstanding at June 30, 2009 as a result of being a party to derivative contracts, short sales, or hedge transaction.  In addition, there were no agreements or commitments to repurchase assets previously sold.

Fraud

We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.  We have no knowledge of any fraud or suspected fraud involving management or other employees who have a significant role in the Funds' internal control over financial reporting.  In addition,  we have no knowledge of any fraud or suspected fraud involving other employees where the fraud could have a material effect on the financial statements.  We have disclosed to you all allegations of financial improprieties, including fraud or suspected fraud, coming to our attention (regardless of the source or form and including, without limitation, allegations by "whistle-blowers") where such allegations could result in a misstatement of the financial statements or otherwise affect the financial reporting of the Funds.

Independence

We have provided representatives of Ernst & Young LLP a list of the entities included in the Funds' investment company complex, as defined in Rule 2-01 of Regulation S-X, including any changes which occurred during the year ended June 30, 2009.

Based on inquiries we have made of the officers and directors of the Funds, and officers and directors of any entity within the investment company complex whose decisions may affect the financial statements of the Funds, we are not aware of any business relationship between any such officer or director (or any entity for or of which such an officer or director acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which an "EY Entity"), other than one pursuant to which an EY Entity performs professional services.

We are not aware of any reason that Ernst & Young LLP would not be considered to be independent for purposes of the Funds' audit.

Conflicts of interest

There are no instances where any officer or director of the Funds has an interest in a company with which the Funds do business that would be considered a "conflict of interest."  Such an interest would be contrary to Funds' policy.

Fee waiverrs and reimbursements

COUNTRY Trust Bank, acting as Custodian and Investment Adviser, has contractually agreed to waive fees and reimburse other Fund expenses until October 31, 2010, so that all custody fees are waived for the Growth Fund and so that Total Annul Fund Operating Expenses do not exceed 0.85% for the Bond Fund.  The fee waiver and expense reimbursement may be terminated at any time after May 31, 2010 at the discretion of COUNTRY Trust Bank.

Compliance program

We have made available any findings under the Funds' compliance program and have evaluated any results and their effect on the financial statements, including disclosures therein.

Subsequent events

We have disclosed in the financial statements the date through which we have evaluated subsequent events.  Subsequent to June 30, 2009, no events or transactions have occurred or are pending that would have a material effect on the financial statements and financial highlights at that date or for the period then ended, or that are of such significance in relation to the Funds' affairs to require mention in a note to the financial statements in order to make them not misleading regarding their financial position, results of operations, changes in net assets, and financial highlights.  We are not aware of any matters arising during the year ended June 30, 2009 that would materially affect the comparative statement of changes in net assets for the year ended June 30, 2008 or the financial highlights for the four years in period ended June 30, 2008.

We understand that your audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were, therefore, designed primarily for the purpose of expressing an opinion on the financial statements of the Funds taken as a whole, and that your tests of the accounting records and other auditing procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

/s/ Philip T. Nelson
Philip T. Nelson President

/s/Alan Dodds
Alan Dodds Treasurer

/s/ Barbara L. Mosson
Barbara L. Mosson Chief Compliance Officer

615 East Michigan Street PO Box 701 Milwaukee, WI 53201-0701 toll free (800) 245-2100 www.countrymutualfunds.com

August 28, 2009

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202

In connection with your compliance attestation engagement relating to COUNTRY Growth Fund and COUNTRY Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the “Funds”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“Rule 17f-2”), as of June 30, 2009 and for the three-month period then ended, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to form an opinion on whether the Funds complied with the specified requirements, in all material respects.  Accordingly, we make the following representations with respect to our compliance with our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2009 and for the three-month period then ended, which are true to the best of our knowledge and belief.

We acknowledge that, as members of management of the Funds we are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2.  We are also responsible for establishing and maintaining effective internal control over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2009 and for the three-month period then ended.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 with respect to securities and similar investments reflected in the investment accounts of the Funds as of June 30, 2009 and for the three-month period then ended.

We have made available to you all documentation related to compliance with the requirements of subsections (b) and (c) of Rule 17f-2.

There has been no known noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the three-month period ended June 30, 2009, and through the date of your attestation examination report.

There have been no communications from regulatory agencies or internal auditors concerning possible noncompliance with the requirements of subsections (b) and (c) of Rule 17f-2 for the three-month period ended June 30, 2009 and through the date of your attestation examination report.

No events or transactions have occurred since June 30, 2009 or are pending that would have an effect on our compliance with the requirements of subsections (b) and (c) of Rule 17f-2 at that date or for the three-month period then ended.

We are not aware of any capital lease, material cooperative arrangement, or other business relationship between the Company and Ernst & Young LLP or any other member firm of the global Ernst & Young organization

We are not aware of any reason Ernst & Young LLP would not be considered to be independent.

We understand that your examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and was, therefore, designed primarily for the purpose of expressing an opinion on whether the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2.  We further understand that your tests of records and performance of other procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

/s/ Philip T. Nelson
Philip T. Nelson
President

/s/ Alan Dodds
Alan Dodds
Treasurer

615 East Michigan Street PO Box 701 Milwaukee, WI 53201-0701 toll free (800) 245-2100 www.countrymutualfunds.com

Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940

August 28, 2009

We, as members of management of COUNTRY Mutual Funds Trust, comprised of the COUNTRY Growth Fund and COUNTRY Bond Fund (two series constituting the COUNTRY Mutual Funds Trust) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2, as of June 30, 2009 and from March 31, 2009 through June 30, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2009 and from March 31, 2009 through June 30, 2009, with respect to securities reflected in the investment accounts of the Funds.
COUNTRY Mutual Funds Trust By: /s/ Philip T. Nelson Philip T. Nelson President /s/ Alan Dodds Alan Dodds Treasurer